COMMENTS RECEIVED ON 03/27/2020

FROM EDWARD BARTZ

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Strategic Income Portfolio

POST-EFFECTIVE AMENDMENT NO. 76

1.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the maturity policy for the fund’s debt securities.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

3.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for equity securities for the fund and add small and mid-cap risks, if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

4.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff notes that significant market events from the coronavirus have occurred since the registration statement was filed. The Staff requests we consider whether the fund’s disclosures, including its risk disclosures, should be revised based on how these events are affecting the markets and if the fund believes that no additional disclosures are warranted, explain supplementally why not.

R:

The following highlighted disclosure has been added to “Fund Basics - Principal Investment Risks”:

Many factors affect the fund's performance. Developments that disrupt global economies and financial markets, such as pandemics and epidemics, may magnify factors that affect a fund’s performance. The fund's share price and yield change daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types and maturities of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. . . .”

5.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests a separate risk for emerging markets since the fund’s neutral asset mix is 15% emerging markets.

R:

The fund will replace its “Foreign Exposure” risk factor with the following risk factor:

•

Foreign and Emerging Market Risk. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.

6.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests a separate risk for junk bonds since the fund’s neutral asset mix is 45% junk bonds.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

7.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Leverage Risk.  Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.”

C:

The Staff requests we disclose the use of leverage in the “Principal Investment Strategies” section.

R:

The fund will add the following disclosure in the “Principal Investment Strategies” section of its prospectus:

•

Hedging the fund's foreign currency exposures utilizing forward foreign currency exchange contracts.

•

Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - and forward-settling securities, to adjust the fund's risk exposure.

8.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“[High Portfolio Turnover.  High portfolio turnover (more than 100%) may result in increased transaction costs and potentially higher capital gains or losses. The effects of higher than normal portfolio turnover may adversely affect the fund's performance.]”

C:

The Staff requests we disclose the fund’s high portfolio turnover in the “Principal Investment Strategies” section.

R:

The fund does not believe that high portfolio turnover resulting from its trading activity is a principal investment strategy of the fund. Rather, high portfolio turnover is a byproduct of the fund implementing its investment strategies. As a result, the fund declines to implement this requested change.